August 13, 2019

Douglas Chloupek
Chief Executive Officer
JUVA LIFE INC./Canada
1500 - 885 West Georgia Street
Vancouver, British Columbia V6C 3E8
Canada

       Re: JUVA LIFE INC./Canada
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed July 29, 2019
           File No. 024-11014

Dear Mr. Chloupek:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2019 letter.

Amendment No. 2 to Form 1-A filed July 29, 2019

Summary
Our Business, page 5

1. We note your response to prior comment 3 and your revised disclosure on page
      6 indicating that if your business transitions into interstate commerce in the future, your business may eventually involve development and sale of cannabis based products that will require FDA and/or DEA drug approval(s) and/or registration(s) and that in such case, you research, development and marketing of nutraceuticals, or dietary supplements, would be permitted without FDA prior approval under the Dietary Supplement and Health
      Education Act of 1994. Please provide the basis for your belief that your products would
 Douglas Chloupek
JUVA LIFE INC./Canada
August 13, 2019
Page 2
      be permitted without FDA prior approval under the Dietary Supplement and Health
      Education Act of 1994. In this regard, we note Question 9 of the FDA's Regulation of
      Cannabis and Cannabis-Derived Products: Questions and Answers which indicates that the FDA has concluded that THC and CBD products are excluded from the dietary supplement definition under section 201(ff)(3)(B) of the Federal Food, Drug, and
      Cosmetic Act.
Securities Being Offered, page 55

2. We note your response to prior comment 8 and your revised disclosure on page 56 indicating that claims or actions arising out of the Subscription Agreement and asserted under the Securities Act will be subject to exclusive federal jurisdiction. Please revise to state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also consider including appropriate risk factor disclosure.
       You may contact Mary Mast at 202-551-3613 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameDouglas Chloupek
                                                             Division of
Corporation Finance
Comapany NameJUVA LIFE INC./Canada
                                                             Office of
Healthcare & Insurance
August 13, 2019 Page 2
cc:       Rebecca G. DiStefano, Esq.
FirstName LastName